CONFIDENTIAL TREATMENT REQUESTED

BY LYFT, INC.: LYFT-007

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

February 7, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Parker
J. Nolan Mcwilliams
Melissa Raminpour
Melissa Gilmore

Re:	Lyft, Inc.
Draft Registration Statement on Form S-1
Submitted December 6, 2018
CIK No. 0001759509

Ladies and Gentlemen:

On behalf of our client, Lyft, Inc. (“Lyft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 1, 2019, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on December 6, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on December 6, 2018), all page references herein correspond to the page of Amendment No. 1.

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Risk Factors

If the contractor classification of our drivers..., page 25

1.

Please place this risk factor in context by disclosing the number and nature of the legal proceedings discussed in the section titled “Independent Contractor Classification Matters” on page 127. Also disclose in this risk factor the two settlements, including settlement amounts, referenced in the fourth and sixth paragraphs on page 127.

The Company respectfully advises the Staff that it has added the disclosure on page 26 to address the Staff’s comment.

Industry, Market and Other Data, page 58

2.

You state that the Economic Impact Report was commissioned by you and conducted by a third party. If the report was prepared in connection with the registration statement and meets the conditions of Section 7 of the Securities Act, please disclose the date of the report, identify the third party, and provide us a copy of the report marked to support for the relevant statements in the prospectus. Additionally, file the consent of the third party as an exhibit or explain to us why a consent is not required under Section 7 and Rule 436.

The Company respectfully advises the Staff that information from the 2018 Economic Impact Report was included in the Registration Statement and that information from the 2019 Economic Impact Report (collectively, the “Economic Impact Reports”) is included in Amendment No. 1.

The Company further submits that the Economic Impact Reports do not meet the conditions of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), and neither Marketview Research Group, Inc. nor the Land Econ Group, the third parties that prepared the survey materials and conducted the survey analyses for the Economic Impact Reports, is an “expert” under Rule 436. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. The Company further submits that Marketview Research Group, Inc. and the Land Econ Group are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that neither Marketview Research Group, Inc. nor the Land Econ Group should be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the Economic Impact Reports included in the Registration Statement and Amendment No. 1 was not prepared in connection with the Registration Statement or Amendment No. 1. In fact, other

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than in 2016, the Economic Impact Reports have been published annually since 2015, and the survey for the 2018 Economic Impact Report was sent to survey participants in October 2017, well before preparations for this contemplated offering were being made, and the methodology and survey details were set at that time. As a result of the foregoing, the Company submits that Marketview Research Group, Inc. and the Land Econ Group are not experts of the kind whose consent is required to be filed pursuant to Rule 436.

3.

In several footnotes throughout this filing, you state that market share figures are based on the number of rides and were gathered by Slice Technologies, Inc., doing business as Rakuten Intelligence, and that an entity affiliated with Rakuten currently holds more than 5% of your outstanding capital stock. Please disclose this information in this section and file the consent of Rakuten as an exhibit. Please also discuss the methodology, including material assumptions and estimates, used by Rakuten Intelligence to derive market share figures.

The Company respectfully advises the Staff that it has added the disclosure on page 60 to address the Staff’s comment.

The Company further submits that the market share figures gathered by Slice Technologies, Inc., doing business as Rakuten Intelligence (“Rakuten Intelligence”), do not meet the conditions of Section 7 of the Securities Act and Rakuten Intelligence is not an “expert” under Rule 436. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. The Company submits that Rakuten Intelligence is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Rakuten Intelligence should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The market share figures gathered by Rakuten Intelligence included in the Registration Statement and Amendment No. 1 were not prepared in connection with the Registration Statement or Amendment No. 1. In fact, the market share figures are derived from purchasing data gathered by Rakuten Intelligence as part of its e-commerce analytics product, which purchasing data was not commissioned by the Company and is generally commercially available. As a result of the foregoing, the Company submits that Rakuten Intelligence is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

Management’s Discussion and Analysis and Results of Operations

Our Business, page 70

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4.

Please address here the material opportunities, challenges, and risks to your business as you implement the material components of your growth strategy such as growing your rider base, your autonomous driving strategy and management’s plans to achieve profitability. Also discuss the material challenges and risks posed by your principal competitors. Refer to Section III.A of Securities Act Release No. 33-8350 (Dec. 29, 2003).

The Company respectfully advises the Staff that it has revised the disclosure on pages 75, 76 and 77 and 83, 84 and 85 to address the Staff’s comment.

In addition, the Company notes that it has provided significant information in the existing disclosure in the Registration Statement regarding the material opportunities, challenges and risks to its business in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance” and the Company’s efforts to improve results of operations and achieve and maintain long-term profitability in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Initiatives to Improve Results of Operations.” The Company has supplemented the existing disclosure to address the Staff’s comment.

5.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, for certain periods you attribute decreases in Revenue per Active Rider and Revenue as a Percentage of Bookings to driver sign-up bonuses and incentives. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

The Company respectfully advises the Staff that it has revised the disclosure on pages 76, 79 and 83, 84 and 85 to address the Staff’s comment.

In addition, the Company notes that it has provided significant information in the existing disclosure in the Registration Statement in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Initiatives to Improve Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” regarding any known trends or uncertainties that have had, and the Company expects to have, material favorable or unfavorable impacts on the Company’s revenue or results of operations. The Company has supplemented the existing disclosure to address the Staff’s comment.

Management’s Discussion and Analysis and Results of Operations

Growing Our Rider Community, page 73

6.	Please briefly define “use cases” in the first paragraph.

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The Company respectfully advises the Staff that it has revised the disclosure on page 75 to address the Staff’s comment.

7.

We note that your metric for bookings excludes various items as disclosed on page 76. Please disclose why these items are excluded from gross bookings. In your response, please tell us if this metric represents bookings from which you earn your revenue.

The Company respectfully advises the Staff that it has revised the disclosure on page 79 to address the Staff’s comment. The Company further advises the Staff that the bookings metric disclosed in the Registration Statement and Amendment No. 1 represents bookings from which the Company earns its revenue.

Management’s Discussion and Analysis and Results of Operations

Revenue per Active Rider, page 74

8.

We note your statement that you expect Revenue per Active Rider to continue to increase as you release product improvements designed to increase conversion. Please explain what “conversion” means in the context of your business.

The Company respectfully advises the Staff that it has revised the disclosure on page 76 to address the Staff’s comment.

9.

We also note your statement that you expect Revenue per Active Rider to continue to increase as you offer additional modes of transportation such as bikes and scooters. Please provide further support for and discuss any material assumptions underlying such expectation. Disclose the revenue you receive per ride from your “ridesharing marketplace” and the revenue you receive per ride from bikes and scooters.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that, as disclosed on page 76, the Company expects that Revenue per Active Rider will continue to increase for numerous reasons, including from the availability of additional modes of transportation, such as bikes and scooters, on the Company’s platform. The primary reason that the Company expects Revenue per Active Rider to grow as a result of the addition of bikes and scooters is because these modes of transportation typically cost less for riders than the Company’s average ridesharing ride. As such, the Company expects that riders will increase the frequency of use of the Lyft platform. The Company respectfully advises the Staff that it has revised the disclosure on page 76 to address this part of the Staff’s comment. Separately, the Company respectfully advises the Staff that, based on preliminary internal data, there is currently no material difference between the revenue per ride the Company receives from its ridesharing marketplace and the revenue per ride the Company receives from its network of shared bikes and scooters.

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Given that there is currently no material difference between the revenue the Company receives per ride from its ridesharing marketplace and the revenue it receives per ride from its network of shared bikes and scooters, along with the fact that the Company has not historically generated a material portion of its revenue from its network of shared bikes and scooters, the Company does not believe disclosing these figures is helpful or necessary to an investor’s understanding of the Company’s business at this time. Rather, because the Company’s management currently focuses on maximizing Revenue per Active Rider, it believes that such metric is more useful and important for investors to understand and measure its business. As the Company’s shared bikes and scooters business grows, the Company will monitor whether a significant difference develops between the revenue per ride from its ridesharing marketplace and the revenue per ride from its network of shared bikes and scooters, and if such changes become meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

10.

Discuss the reasons that growth rate and amount of Revenue per Active Rider fluctuated for each of the periods presented. Similarly revise the discussion of Revenue as a Percentage of Bookings on page 77 and Contribution Margin on page 78.

The Company respectfully advises the Staff that it has revised the disclosure on pages 76, 79 and 80 to address the Staff’s comment.

Management’s Discussion and Analysis and Results of Operations

Our Attractive Cohort Trends, page 75

11.

Please quantify the number of riders comprising each cohort for each year presented and the retention by cohort by year. Also, discuss the extent to which the available cohort data evidences any material known trends or uncertainties. For example, it appears that for the 2015 cohort, retention grew at a lower percentage from 2016 to 2017 compared to 2015 to 2016. Finally, tell us how your calculation involving number of rides, as opposed number of riders, is a measure of “retention.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 77 and 78 to include the number of Rides taken by each cohort for each year presented and to provide information regarding any material known trends or uncertainties. Additionally, the Company advises the Staff that in managing its business, the Company tracks Active Riders on a quarterly rather than on an annual basis because the quarterly metric provides a more granular understanding of the underlying rider trends that impact the Company’s business and results of operations. Further, the Company notes that it has included retention information by cohort by year by presenting changes in Rides as a percentage of the base year number for the periods presented. The Company believes that using the number of Rides taken by each cohort for each year presented appropriately presents the retention dynamics in the Company’s business for several reasons. First, the Company generates revenue based in part on the number of Rides in a given period, rather than on the number of riders. Second, given the variance in the number of Rides taken among different riders using the Company’s platform, the loss of any individual rider may not necessarily have the same impact on revenue as the loss of another rider.

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Third, the Company focuses on the total number of Rides and the aggregate number of Active Riders (“ridership”) on its platform from period to period, rather than on individual rider retention. Therefore, the Company believes that ridership captured by providing cohort retention information based on the number of Rides taken by each cohort for each year is more meaningful to an investor’s understanding of the Company’s business and performance.

Management’s Discussion and Analysis and Results of Operations

Results of Operations, page 85

12.

Please revise your revenue discussion on page 86 to quantify the impact of (1) increased service fees and commissions from drivers (2) a reduction in market-wide price adjustment promotions to ridesharing riders and (3) reduced discounts to Shared Rides riders, which explain the increase in Revenue as a Percentage of Bookings. In addition, quantify the percentage increase in Active Riders and Rides. Refer to Item 303(a) (3) (ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that it has revised the disclosure on page 90 to address the Staff’s comment.

13.

On page 87, you indicate the increase in research and development expenses were driven by your efforts to launch new innovations and increase functionality in your platform and improve your platform, as well as costs for launching your autonomous technology efforts. Quantify the amounts associated with each of these factors. In your response, provide us with the amounts of research and development costs for autonomous technology for fiscal 2016, fiscal 2017, and fiscal 2018 (annual results, if known, or interim results through the nine months ended September 30, 2018).

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that its efforts to launch new innovations and increase functionality in its platform and improve its platform encompass most of the Company’s research and development activities, including autonomous technology. The Company estimates that the research and development expenses for autonomous technology for the years ended December 31, 2016, 2017 and 2018 (the 2018 figures being preliminary) were approximately $[** **]1, $[** **]2 and $[** **]3, respectively. The Company respectfully advises the Staff that its broader research and development expenses for the Company’s core platform functionality such as mapping, large scale data collection and machine learning also overlap with the development of autonomous technology. The Company further advises the Staff that the Company is unable to meaningfully quantify the amounts for each of these factors given that these efforts largely overlap. The Company believes that separately quantifying such efforts would be arbitrary, therefore a quantification of these amounts would not be useful for an investors’ understanding of the Company’s business and may be misleading. Instead, the Company believes that its research and development activities related to these efforts should be considered by investors together as a whole.

[1]	[****]—Confidential Treatment Requested by Lyft, Inc.
[2]	[****]—Confidential Treatment Requested by Lyft, Inc.
[3]	[****]—Confidential Treatment Requested by Lyft, Inc.

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14.

Please revise your discussion of sales and marketing expenses on page 87 to disclose driver and passenger incentives recognized in each of the periods presented given its significance to total sales and marketing expenses.

The Company respectfully advises the Staff that it has revised the disclosure on page 91 to address the Staff’s comment.

Business

Industry-Leading Autonomous Vehicle Strategy, page 102

15.

Please substantiate that your autonomous vehicle strategy is “industry-leading.” Additionally, quantify your investment to date and estimated investment, milestones, and time frame to implement the two-pronged strategy. Please also discuss the strategic agreement you reference on page F-36 and disclose any material commitments or obligations made by you under this agreement.

The Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 106 to change the description of the Company’s autonomous vehicle strategy and to provide additional disclosure regarding milestones and the expected time frame for reaching such milestones, in each case to address the Staff’s comment.

The Company further acknowledges the Staff’s comment about quantifying the Company’s investment to date and estimated investment to implement the two-pronged strategy. The Company respectfully advises the Staff that it is not able to specifically quantify its expected investments related to its autonomous vehicle strategy for a number of reasons, including the wide variety and scope of initiatives related to the Company’s autonomous vehicle strategy and the overlap with the Company’s other initiatives. The Company further advises the Staff that the breadth and scope of the Company’s autonomous vehicle strategy, like the rest of the Company’s business, continues to evolve. The amounts that the Company invests in its autonomous vehicle strategy will change depending on a number of factors, including any changes in the Company’s business, competition, alternative technologies, partnerships and other priorities. Moreover, the Company’s investments in autonomous technology will represent a relatively small portion of the Company’s overall spend in the near-term. As such, estimating the potential future investments in the Company’s autonomous vehicle strategy would not be helpful for investors, and could be misleading.

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The Company further advises the Staff that it has revised the disclosure on page 106 to discuss the strategic agreement to address the Staff’s comment and submits that there are no material financial obligations or commitments made by the Company under the strategic agreement.

Business

Benefits to Key Stakeholders, page 107

16.	Refer to the fourth bullet point on this page. Please substantiate that your driver support is “best-in-class.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 111 to address the Staff’s comment.

Business

Our Growth Strategy, page 109

17.

Please quantify the estimated investments in brand and growth marketing, proprietary technologies, and predictive analytics and discuss the key milestones and time frames to implement each of these strategies.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company is not able to specifically quantify its estimated investments in brand and growth marketing, proprietary technologies and predictive analytics for a number of reasons, including the large number, and the wide variety and scope, of the initiatives related to each of the foregoing growth strategies. Furthermore, given the broad scope of these growth strategies, the continuous ongoing investments in these areas and the quickly evolving nature of such strategies, the Company does not believe the specific milestones and time frames of initiatives related to such growth strategies would meaningfully add to an investor’s understanding of the Company. In addition, the Company notes that these investments are key components of its sales and marketing and research and development expenses and it has provided significant information in the existing disclosure in the Registration Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” regarding the Company’s expectations for increased sales and marketing and research and development expenses in future periods.

Business

Our Technology Infrastructure and Operations, page 125

18.

Please disclose the material terms of your agreement with Amazon Web Services. We note in this regard your disclosure of purchase commitments on page F-36. Additionally, tell us whether the agreement should be filed as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

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The Company respectfully advises the Staff that it has revised the disclosure on pages 34 and 129 to discuss the key terms of the Company’s customer agreement with Amazon Web Services (“AWS”) to address the Staff’s comment. The Company further advises the Staff that it has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of AWS, such as Microsoft, AT&T Global Services, Hewlett Packard and Google, and the Company believes that these providers could provide it with services to host the Company’s platform that are substantially similar to those that it receives from AWS. In addition, even though the Company’s platform is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

Business

Government Regulation, page 130

19.

Refer to the second paragraph on page 131. Please disclose the minimum wage regulation recently adopted by the New York City Taxi and Limousine Commission and discuss, to the extent known, the material effects of compliance with this regulation. Similarly revise the carryover risk factor on pages 22-23.

The Company respectfully advises the Staff that it has revised the disclosure on pages 23 and 135 to address the Staff’s comment.

Management, page 132

20.

The Board’s structure with regard to risk oversight and cybersecurity is unclear. See Item 407(h) of Regulation S-K and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures dated February 26, 2018.

The Company respectfully advises the Staff that it has revised the disclosure on page 140 to address the Staff’s comment.

Management

Nominating and Corporate Governance Committee, page 137

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21.	Please address the extent to which diversity is a factor in this process. See Item 407(c)(vi) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 142 to address the Staff’s comment.

Certain Relationships and Related Party Transactions, page 154

22.

If applicable, please provide related party transaction disclosure for the transaction described in the last paragraph of Note 10 to the Consolidated Financial Statements in accordance with Item 404 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 165 to address the Staff’s comment.

Description of Capital Stock

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Exclusive Forum, page 166

23.

You state that the federal district courts will be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please state here and in the carryover risk factor on pages 54-55 that there is uncertainty as to whether a court would enforce this provision.

The Company respectfully advises the Staff that its amended and restated certificate of incorporation and amended and restated bylaws will not contain any provision providing that the federal district courts will be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Accordingly, the Company advises the Staff that it has revised the disclosure on pages 55 and 175 to remove the discussion of an exclusive forum for any complaint asserting a cause of action arising under the Securities Act.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

24.

We note your disclosure on page 120 that you offer subscription plans and ride passes. Please explain your revenue recognition policy for each offering including how you have considered any expected breakage amounts and, if material, revise your disclosure as appropriate. Refer to ASC 606-10-50-12 and 606-10-50-17.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the amounts collected for subscription plans and ride passes, and the related breakage amounts were not material for the years ended December 31, 2016, 2017 and 2018. The Company will revise the disclosure regarding its revenue recognition policy in future filings to include revenue recognition for subscription plans and ride passes if the amount of revenue recognized and related breakage amounts become material.

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25.

We note that you expanded your Express Drive program in 2018 and that you are considered to be the accounting lessor in one of your arrangements. Provide us with additional details regarding the nature of your Express Drive program and how you concluded that you were the lessor under that particular arrangement. Additionally, we note your disclosure on page 92 that revenue from your car rental programs in 2016 and 2017 was not material. Tell us whether the expansion of this program in 2018 is expected to materially impact your financial statements.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that under the Express Drive program, the Company connects drivers who need access to a vehicle with third-party rental car companies. In the year ended December 31, 2018, the Company expanded the program with a third-party partner, Flexdrive Services LLC (“Flexdrive”). Under the agreement with Flexdrive (the “Flexdrive Partnership”), the Company facilitates vehicle rental transactions between Flexdrive and drivers on the Lyft platform. Once a driver is eligible on the Lyft platform, the driver is made aware of the Flexdrive Partnership and can directly enter into a pre-negotiated car rental agreement with Flexdrive. The initial car rental period is usually one or two weeks and can be renewed at the driver’s option on a weekly basis for a fixed rental fee. The Company collects rental fees by withholding a portion of ridesharing proceeds collected on behalf of drivers and remits these fees to Flexdrive. Flexdrive is responsible for all vehicle-related licensing and registration activities. Once a vehicle is rented, drivers are permitted to use the vehicle for personal use in addition to driving on the Lyft platform.

In addition, the Company and Flexdrive mutually agree on the types and number of vehicles in Flexdrive’s fleet that will be made available to drivers. Once all required licensing and registration is completed by Flexdrive, the vehicles are delivered to the designated locations and are considered to be in the fleet. Drivers can pick up the vehicles from such designated locations. Once a car is included in the fleet, Lyft has a firm commitment to make monthly payments to Flexdrive over the period that the vehicle remains in the fleet (the “in-fleet period”), which can range from two to three years. These monthly payments (the “fleet operating costs”), include:

•	fixed monthly payments for all vehicles in the fleet;

•	actual operating costs, which are variable costs and include car maintenance, insurance, tolls/violations, vehicle inspection services, and repossession fees;

•	platform fees, which are variable fees based on the number of days a car is rented by a driver; and

•	excess mileage charges for cars driven in excess of 35,000 miles per year.

Lyft is required to make these monthly payments to Flexdrive during the in-fleet period, regardless of whether the vehicle is rented by drivers on the Lyft platform, with the exception of platform fees that are payable only when the vehicle is rented by a driver.

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The Company manages the payment of weekly rental fees owed by the driver by deducting such amounts owed by the driver from their earnings for providing transportation services on the Lyft platform and remitting these fees to Flexdrive. However, the Company bears the economic risk in the Flexdrive Partnership. In the event the ridesharing proceeds do not cover the weekly rental fees owed to Flexdrive, the Company owes any such shortfalls to Flexdrive. The Company covers this risk by charging the driver’s credit card or payment card directly. In the event the Company collects rental fees from drivers in excess of the payments owed to Flexdrive, the Company is permitted to collect from Flexdrive or retain such amounts under the agreement.

The Company evaluated its arrangement with Flexdrive and concluded that each in-fleet vehicle represents a lease under ASC 840-10-15-5 through 15-6, which commences for each vehicle on the date it becomes part of the fleet. This conclusion is primarily based on the following considerations:

•	The vehicles in the fleet are explicitly identified by their unique VIN and Flexdrive does not have substitution rights for any of the rental ready vehicles.

•

Once a vehicle is in the fleet for Lyft, it is available to rent by drivers at a pre-agreed price. To maintain a fleet of rental ready vehicles, the Company is committed to pay fixed monthly payments and other operating costs to Flexdrive whether or not such vehicles are rented by drivers. The Company determines use of a specific vehicle prior to rental of a vehicle by a driver since it provides access to the vehicle by presenting it to drivers on the Lyft platform as a vehicle available for rent.

The Company has also considered whether for accounting purposes it acts as an agent or principal in facilitating rental transactions between Flexdrive and drivers on the Lyft platform. The Company concluded that for accounting purposes it acts as a principal in such transactions because the Company becomes a lessee for each vehicle prior to its rental to a driver, is committed to pay the fleet operating costs, and bears collectability and damage risk on the vehicles while being used on the Lyft platform. The Company believes these characteristics are more consistent with a principal role for accounting purposes. Therefore, the Company considers itself the accounting lessor in this arrangement.

The Company also concluded that vehicle leases with Flexdrive are operating leases because (i) there is no transfer of ownership of vehicles by the end of the in-fleet period, (ii) there is no bargain purchase option for the vehicle, (iii) the in-fleet period does not exceed 75% of the estimated economic life of the vehicles and (iv) the present value of minimum lease payments due to Flexdrive does not exceed 90% of the fair value of the vehicles. Accordingly, each sublease is also an operating lease. As a result, the Company recognizes sublease income and lease expense for its arrangement with Flexdrive on a gross basis.

The expansion of the Express Drive program with the Flexdrive Partnership increased the program’s impact on the Company’s consolidated financial statements in 2018. Fleet operating costs for amounts due to Flexdrive were $56.3 million and are expected to primarily be recorded in cost of revenue in the Company’s consolidated financial statements for the year ended December 31, 2018. Sublease income for vehicles rented by drivers on the Lyft platform was $54.8 million and is expected to be recorded as revenue in the Company’s consolidated financial statements for the year ended December 31, 2018.

Securities and Exchange Commission February 7, 2019 Page 14	CONFIDENTIAL TREATMENT REQUESTED BY LYFT, INC.: LYFT-007

A draft of the Company’s accounting policy disclosure, which is expected to be included in the footnotes to the Company’s consolidated financial statements for the year ended December 31, 2018, is included below:

Under the Express Drive program, the Company connects drivers who need access to a car with third-party rental car companies. The Company facilitates the car rental transactions between car rental companies and drivers. In the year ended December 31, 2018, the Company expanded its Express Drive program to include Express Drive Partner A as a third-party rental car provider (“Express Drive Partner A”). Under the Company’s agreement with Express Drive Partner A, the Company is required to pay fleet operating costs over periods ranging from two to three years for vehicles that the Company has committed will remain in a dedicated fleet to be ready to be rented by drivers using the Lyft Platform. Fleet operating costs include monthly fixed payments and other vehicle operating costs. Such payments are required to be made regardless of whether the vehicles are rented by drivers using the Lyft Platform. Drivers who rent vehicles through the arrangement with Express Drive Partner A are charged rental fees for which the Company collects such payments from the driver by deducting such amounts owed by the driver from their earnings for providing transportation services on the Lyft platform, or though charging the driver’s credit card.

The Company is a principal in the car rental transactions involving Express Drive Partner A as the Company becomes a lessee for each vehicle prior to its rental by a driver and is committed to the payment of fixed monthly payments and other fleet operating costs. The Company subleases the vehicles to drivers when they are rented by drivers and, as a result, the Company considers itself to be the accounting sublessor in its arrangements with drivers. Vehicle leases with Express Drive Partner A are classified as operating leases and, accordingly, each sublease representing a car rental transaction with a driver is also an operating lease. As a result, sublease income and head lease expense for the Company’s transactions involving Express Drive Partner A are recognized on a gross basis in the consolidated financial statements. The revenue recognized for the year ended December 31, 2018 under the Express Drive Partner A arrangement was $54.8 million. Revenue from the Express Drive program was not material for the years ended December 31, 2016 and 2017.

The Company further advises the Staff that it plans to disclose the amount of minimum lease commitments in accordance with ASC 840-20-50-2 in the footnotes to the Company’s consolidated financial statements for the year ended December 31, 2018.

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Securities and Exchange Commission February 7, 2019 Page 15	CONFIDENTIAL TREATMENT REQUESTED BY LYFT, INC.: LYFT-007

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Logan Green, Lyft, Inc.

John Zimmer, Lyft, Inc.

Brian K. Roberts, Lyft, Inc.

Kristin Sverchek, Lyft, Inc.

David Le, Lyft, Inc.

Kevin C. Chen, Lyft, Inc.

Christopher M. Reilly, Lyft, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP